Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Sequenom, Inc. for the registration of its common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated March 28, 2006, with respect to the consolidated financial statements and schedule of Sequenom, Inc., Sequenom, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sequenom, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2005.

/s/ Ernst & Young LLP

San Diego, California

January 29, 2007